SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated

17 JULY 2003

AngloGold Limited
_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
    South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:       Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:        No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:        No:

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:       No:

Enclosures:
   ANGLOGOLD REPORT FOR THE QUARTER AND YEAR ENDED 31 DECEMBER 1998,
PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR

R E P O R T
F O R
T H E
Q U A R T E R
E N D E D
31  D E C E M B E R 1998
anglo

MAPS

N
Mali
Sadiola
Navachab
Namibia

WITWATERSRAND
Moab Khotsong
Witwatersrand Basin
0
100 km

3

1

LOCATION OF THE GOLD INTERESTS
IN NAMIBIA AND MALI
N

Western Deep
Levels East
Western Deep
Levels West
Ergo
Elandsrand
(incl. Deelkraal Section)
 Western Deep
Great Noligwa
(Vaal Reefs 8#)
Tau Lekoa
(Vaal Reefs 10#)
Kopanang
(Vaal Reefs 9#)
LOCATION OF THE
GOLD INTERESTS WITHIN
THE WITWATERSRAND BASIN
Tshepong
(Freegold 2 & 4)
Matjhabeng
(Western Holdings)
Joel (H. J. Joel)

* Sold with effect from 21 September 1998
Levels South

A LETTER FROM THE CHAIRMAN
AND THE CHIEF EXECUTIVE OFFICER
Dear shareholder
Looking back at 1998, AngloGold completed its transformation from eight listed companies to a single listed gold company with its own, independent board of directors. The rigorous pursuit of global competitiveness for its South
African operations, initiated at the beginning of 1997 by the setting of cash cost and productivity targets, continued in
1998, as did the company's disposal of those shafts that did not meet our criteria. In 1998, 17 shafts were sold, substantially completing the process. The consequence was a drop in production from 239 218 kilograms
(7. 7 million ounces) in 1997 to 215 377 kilograms (6. 9 million ounces) in 1998. This is a reduction of only 10 per cent compared to the planned drop of 17 per cent and was brought about by increased labour productivity and better mineral resource management. Together with organisational restructuring and a reduction in overheads, this resulted in a cash cost decrease, year on year, of 2 per cent in rand terms to R40 439 per kilogram and in dollar terms from
$279 per ounce to $229 per ounce. In respect of the latter, we benefited partly from the weaker rand.
The company has produced a good set of results for the fourth quarter. In the context of a weak dollar gold price and a strengthening rand, the company's hedging activities have produced a stable rand price of R61 296 per kilogram,
0, 4 per cent higher than the third quarter. Gold production showed a planned decline of 1 per cent. Critically, cash costs were well controlled and showed a modest decline in rand per kilogram terms from R41 930 in the third quarter to R41 203 in the December quarter, in spite of the drop in production. Productivity, measured in terms of grams of gold produced per employee, registered a 5 per cent improvement quarter on quarter. The volume measured, however, showed a 2 per cent decline.
Operating profit for the quarter increased by 6 per cent to R952 million. However, the available profit decreased by
16 per cent to 424 cents per share due to higher net capital expenditure. Headline earnings (on an International
Accounting Standards basis) increased by 41 per cent to 521 cents per share.
Available profit for the half-year increased from 770 cents per share to 927 cents per share while headline earnings
(on an IAS basis) increased by 31 per cent, from 677 cents per share to 890 cents.
The purchase of Minorco's five South and North American gold operations and related exploration activities will be
AngloGold's first major international acquisition. The management team is confident that these operations and investments, which will be included from the start of 1999. will demonstrate that this is a value-enhancing purchase.
The gold price has traded at the low end of the $280-$300 range. While fears of large scale central banks selling have diminished, the major recession in several East Asian economies, and in Japan, has had a negative impact on gold jewellery consumption. Continued market liberalisation and growing physical jewellery and investment demands are needed if the price is to move upwards.

AngloGold is committed to both joint and individual efforts to this end. Our initiatives to broaden and deepen producer co-operation with bodies like the World Gold Council are evidence of this. So, too, is the renewed interest we are taking in design excellence and innovation in the jewellery industry. In South Africa. we have launched the 'Riches of
Africa' gold jewellery design competition and. with the World Gold Council, the 'Gold for Eternity' gold design competition in China and nine other Asian countries.
We are convinced that there is broad and solid demand for our product, with considerable potential for growth, amongst hundreds of millions of individual consumers. We will do what we can to ensure dynamic and creative responses to that growing demand.
 NICKY OPPENHEIMER                                                                                                                                  BOBBY GODSELL
Chairman                                                                                                                                                       Chief Executive Officer
2 February 1999

SUMMARY  OF OPERATIONS

Vaal River Operations
Operating profit at Great Noligwa rose by R17 million due to a 6 per cent decline in cash costs to R28 705 per kilogram ($155 per ounce). The improved cash cost performance resulted from lower major expenditure and services costs.
A 19 per cent rise in gold production at Kopanang, partially offset by a 6 per cent increase in production costs, resulted in a 58 per cent increase in operating profit. However, due to increased production, cash costs declined to
R38 308 per kilogram ($206 per ounce).
Tau Lekoa's operating profit showed significant improvement to R20, 4 million due to a 7 per cent increase in gold production and a 3 per cent decline in cash costs, achieved through lower services costs. Consequently, cash costs improved to R51 746 per kilogram ($279 per ounce).
Surface operations showed a 19 per cent improvement in gold production due to higher grades and volume, and contributed R14 million.
Productivity in terms of grams produced per employee decreased by 2 per cent at Great Noligwa, due to the
3 per cent drop in gold production. Kopanang improved its performance by 21 per cent on the back of a 19 per cent increase in gold production. Tau Lekoa showed a 6 per cent improvement on the previous quarter, reflecting the higher production.
At Moab Khotsong capital expenditure for the quarter was R53. 5 million, 39 per cent lower than the previous quarter due mainly to revised phasing of the project.
Free State Operations
Operating profit at Bambanani improved by R22 million mainly as a result of an 18 per cent increase in gold production. Cash costs declined to R45 039 per kilogram ($243 per ounce).
Tshepong posted a 20 per cent increase in gold production for the quarter. While production costs were 20 per cent higher due to increased consumables, operating profit rose by R16 million. Cash costs were lower at R53 744 per kilogram ($289 per ounce).
At Matjhabeng a 2 per cent decline in gold production and a 23 per cent increase in production costs resulted in a drop in operating profit of R34, 1 million. Higher expenditure on production stores was the main contributor to cost increases. Cash costs rose to R57 672 per kilogram ($311 per ounce).
At Joel, a 17 per cent improvement in gold production gave rise to higher operating profit of R10, 3 million. Production improved due to an increase in grade and a reduction of gold inventory. Cash costs were lower at
R40 012 per kilogram ($216 per ounce).
Productivity, measured in grams produced per employee, improved by 21 per cent and 24 per cent at Bambanani and
Tshepong respectively. Matjhabeng maintained its productivity performance, while Joel improved by 8 per cent.
Capital expenditure of R41, 2 million for the Taung No. 1 shaft sinking and the decline at Taung No. 3 shaft is in line with the previous quarter.
West Wits Operations
East Mine showed an R8 million improvement in operating profit due to an increase in revenue and a marginal decrease in cash costs to R28 609 ($154).
Gold production at South Mine decreased by 14 per cent due to development (650m) being behind schedule.
Operating profit decreased by R16 million despite a drop in production costs of 4 per cent. Cash costs were higher at
R54 759 per kilogram ($295 per ounce). South Mine's capital expenditure for the quarter was 9 per cent higher at
R42, 1 million, R14. 1 million of which was for the gold plant's carbon in leach project.
Gold production at West Mine was 28 per cent lower due mainly to seismic damage to the tertiary shaft reported during the quarter. Cash costs rose to R64 833 per kilogram ($349 per ounce), reflecting repair costs and lost production. It is expected that repairs to the tertiary shaft will be completed by the end of March 1999.
Operating profit at Deelkraal fell by R8. 3 million due to a 13 per cent decrease in area mined and a consequent decline of 7 per cent in gold produced. The drop in area mined is due to the up-grading of underground infrastructure, which is currently under way. Cash costs rose to R59 528 per kilogram ($321 per ounce).
Operating profit at Elandsrand increased by R7 million due to lower production costs. Cash costs were down to
R42 193 per kilogram ($227 per ounce).

Productivity, measured in grams produced per employee, was maintained at East Mine and Elandsrand, South Mine reported a drop of 16 per cent, arising from lower gold production. The decrease of 28 per cent at West Mine was due mainly to the problems associated with the tertiary shaft, while the infrastructural problems at Deelkraal resulted in a 4 per cent decline.
Ergo
Operating profit was maintained at the previous quarter's level despite a loss of volume through abnormally high rainfall.
Cash costs increased to R42 171 per kilogram produced ($227 per ounce), mainly as a result of a 6 per cent decline in gold production.
Capital expenditure increased by 21 per cent to R4, 1 million in order to establish the 6L2 Welgedacht pump station by the first quarter of 1999.
International Operations
The fourth quarter and the year 1998 are both exceptional periods in the mine life of Sadiola. In line with longer term ore generation requirements and to meet the increased plant throughput capacity realised in the period, the quarter's total tons mined increased by 55 per cent.
This supported a 12 per cent increase in plant tonnage treated, rendering 9 per cent more gold and an increased gold operating profit of R59, 9 million.
Unit operating cash costs, before royalty, dropped 9 per cent to $99 per ounce for the 50 380 attributable ounces produced in the quarter.
Progress on two projects -- the Farabakouta and Sadiola village relocations and the Yatela feasibility study - was very encouraging as was the mineral exploration and extension programme on site. A modified slimes dam wall building methodology - cycloned tailings upstream deposition - was adopted by year-end following 18 months of testwork.
Time and monitoring will establish if this is a viable long-term alternative compared to the more elaborate and costly centre line downstream deposition methods.
In 1999 and subsequent years it is planned to generate some 171 000 attributable ounces per year at an increased operating cash cost, before royalty, of $132 per ounce. This reflects the reality of a deepening open pit and somewhat reduced yields but nevertheless remains a world-class outlook for a successful project to date.
In the fourth quarter, Navachab enjoyed a distinctly improved performance over the previous quarters of 1998 as the benefits of operating the shallow satellite East Zone 3 pit partially offset the effect of slope stability recovery work continuing in the main pit.
Tons treated and yield improved 3 per cent and 7 per cent respectively, yielding 10 per cent more gold, the second such increase quarter on quarter. Higher production, coupled with good control, resulted in a 10 per cent unit decline in operating cash costs to R44 377 per kilogram ($239 per ounce). This is budgeted to rise to R51 660 per kilogram in
1999 as the balance of the recovery work in the main pit is completed, including provision for a second ramp access.
Rand profit from operations could, however, almost double the attributable R7, 8 million achieved in 1998 and the mine should be well set for real profitability in year 2000 for the balance of the original project mine life to 2004.
A feasibility study on the investment required to extend the open pit to exploit additional resources discovered at
Navachab will be reviewed by the Joint Venture Management Committee in March this year and the decision communicated in the second quarter. A decision to proceed could extend the life of mine by 12 years.
Driefontein
Attributable operating profit rose by 8 per cent over the previous quarter to R51, 9 million. This was due mainly to an increase of 13 per cent in gold production, arising from higher grades at Nos 1 and 4 shafts and a 3 per cent increase in area mined.
Productivity, measured in grams per employee, improved by 15 per cent due to higher gold production.
Capital expenditure increased by 14 per cent or R3. 2 million, the focus being on the establishment of infrastructure at the Nos 1 and 5 shaft complexes in order to fully exploit gold resources above 50 level.

With the return of some measure of stability to international financial markets during the final quarter of 1998, the gold market also steadied. The price opened the quarter relatively firmly at around US$296 per ounce, and traded between US$300 and US$288 for the three months, closing around the bottom of that range. A similar pattern of trading has been followed in the first weeks of 1999.
By comparison with the preceding quarter, which saw Russia move into debt default and financial crisis, with knock-on damage to equity and financial markets worldwide, the final quarter of 1998 was relatively uneventful, A significant disappointment in the quarter came with the turnaround of speculative short positions in gold on the New York
Comex. Since the second quarter of 1996, sentiment towards gold on that exchange has remained almost consistently negative, with institutional and other investors on the Comex running net short positions amounting to between 6, 5 to 7, 5 million ounces (202 to 230 tons of gold).
During October, growing political tension in the Middle East, and strong rumours of hedge buy-backs by Australian gold producers (subsequently to be proved correct in the announcement by Normandy of the restructuring of their hedge), saw investor sentiment turn favourable. Short positions on the Comex were bought back, and the exchange moved into a small net long position on gold. Unlike earlier reversals on Comex, these buy-backs were carried out carefully and without haste, and the result was a disappointingly mild impact on the gold price. The price rose by only
US$15 per ounce to touch briefly above US$300 an ounce. This failure of the metal to react to such a positive reversal in sentiment attracted unfavourable comment from a number of analysts.
Currency markets saw a little more action, with a weaker dollar driving changes in a number of currencies. Early in the quarter, the Rand strengthened by almost 10 per cent, from R6, 18 to R5, 50 to the US$ on the back of the fall in the
US currency, and on the back also of speculators closing short positions in the Rand. The recovery was not sustainable, and the end of the quarter saw the local currency trading back around R5, 90 to the dollar. The devaluation in the Brazilian currency early in 1999 pulled other emerging market currencies down with it, including the
Rand, and the new year has seen the Rand trade as weak as R6, 31 to the dollar.
Whilst the behaviour of the gold market in 1998 offered no high moments, it is encouraging that the price was supported repeatedly during the year at around the low US$280's per ounce (around the bottom of the price range for
1998). However, the failure of gold to break out on the upside has caused several analysts to publish lower gold price projections for 1999, and sentiment going into the new year is not particularly positive,
As at 31 December 1998, the company had outstanding the following net forward pricing commitments against future production. A portion of these sales consists of US dollar priced contracts which have been converted to
Rand prices at average annual forward Rand values based on a spot Rand/dollar exchange rate of R5, 86 available on 31 December 1998. The increase in hedge cover reflects the growing diversity of gold production in AngloGold in 1999 and beyond. The percentage of the sales priced in US dollars is shown below:
12 months ending
31 December
1999
2000
2001
2002
2003
2004 - 2008
The aggregate of US dollar priced contracts over the full duration of the hedge is 59 per cent.
Kilograms
sold
116 350
69 557
60 501
47 450
19 599
55 037

Ounces
sold
000
3 741
2 236
1 945
1 526
630
1 769

Forward price per
kilogram sold
R
63 998
75 800
82 697
91 137
104 375
137 876

Percentage
of positions
priced in US$
53
60
57
57
66
72

1. The audited results prepared in accordance with the appropriation method of accounting are reflected on pages 8 to 23. Those prepared in accordance with International Accounting Standards, which have also been audited, appear on pages 24 to 39, and are included for illustrative purposes only.
The figures for the year ended December 1997 represent the information as if the group had existed for that year.
2. Attention is drawn to the announcements dated 8 and 24 December 1998 and the circular to members dated
12 January 1999, relating to the acquisition by AngloGold of the gold interests of Minorco for a consideration of
US$550 million A general meeting to obtain shareholders' approval of the transaction is scheduled to be held on
Wednesday, 3 February 1999.
Subject to all conditions precedent being met, the effective date of the transaction will be 1 January 1999.
3. During the quarter 10 200 ordinary shares were allotted in terms of the Share Incentive Scheme, thereby increasing the number of ordinary shares in issue at 31 December 1998 to 97 853 199.
4. Earnings per share have been calculated using a weighted average number of ordinary shares in issue.
5. Orders placed and outstanding on capital contracts as at 31 December 1998 totalled R355, 8 million, equivalent to
US$ 60. 5 million at the rate of exchange ruling on 31 December 1998.
6. Final dividend No. 85 of 800 cents (for illustrative purposes equivalent to 132 US cents at the rate of exchange ruling on 1 February 1999) (1997: 875 cents; 180 US cents) per share has been declared as follows:
1999
Declaration date
Last day to register for dividend
(and for changes of addresses or dividend instruction)
Registers closed from
to (inclusive)
Ex-dividend on Johannesburg, London and New York Stock Exchanges
Currency conversion date for sterling payments to shareholders paid from London
Dividend warrants posted
Payment date of dividend
Tuesday, 2 February
Friday, 19 February
Saturday, 20 February
Saturday, 27 February
Monday, 22 February
Monday, 22 February
Thursday, 25 March
Friday, 26 March
By order of the Board
N. F. OPPENHEIMER
Chairman
R. M. GODSELL
Chief Executive Officer
2 February 1999

CONSOLIDATED BALANCE SHEET
Prepared in accordance with the appropriation method of accounting.
31 December
1998
1997
R million
R million
Capital employed
Share capital and premium
3 871.1

3 957.8

Non-distributable reserves
17 636.7

17 380.9

Retained profit
 170.7

 26.0

Long-term borrowings
 713.0

 691.7

22 391.5

22 056.4

Employment of capital
Mining assets
20 851.1

20 704.5

Investments
 725.6

 549.8

Long-term loans
 745.2

 632.3

Net current assets
 69.6

 169.8

Cash
1 318.0

1 164.5

Other current assets
1 258.0

1 224.6

Current liabilities
2 506.4

2 219.3

22 391.5
"The results have been prepared in accordance with International Accounting Standards."
22 056.4

CASH FLOW STATEMENT
Prepared in accordance with the appropriation method of accounting.
for the year ended December
1998
1997
R million
R million
Operating activities
2 250.7

1 277.1

Cash flow from operations
2 741.0

2 033.0

Investment income
 164.9

 258.9

Working capital movement
(39.5)

(281.7)

Taxation paid
(615.7)

(733.1)

Investing and financing activities
(682.9)

(941.6)

Mining assets acquired
(947.7)

(1 009.4)

Disposal of mining and other assets
 441.2

 77.5

Investments acquired
 28.9

(136.0)

Purchase of management contracts
(62.5)

-

Loan repayments
(29.1)

 126.3

Formation and share issue expenses
(113.7)

-

Net cash generated
1 567.8

 335.5

Dividends paid
(1 414.3)

(1 421.1)

Cash resources at beginning of year
1 164.5

2 250.1

Cash resources at end of year
1 318.0

1 164.5

Note to the Cash Flow Statement
Cash flow from operations
Profit before taxation
2 879.3

2 291.9

Investment income
(164.9)

(258.9)

Formation costs
 26.6

-

Cash flow from operations
2 741.0
"The results have been prepared in accordance with International Accounting Standards."
2 033.0

CONSOLIDATED OPERATING RESULTS
Prepared in accordance with the appropriation method of accounting.
Statistics are shown in metric units and financial figures in South African rand.
Issued Capital:
97 853 199 ordinary shares of 50 cents each
2 000 000 A redeemable preference shares
778 896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Quarter
Quarter
Year
Year
ended
ended
ended
ended
December
September
December
December
1998
1998
1998
1997
GOLD
UNDERGROUND OPERATIONS
Area mined
- m2
- 000
1 075

1 143

4 441

5 642

Tons milled
- 000
- reef
5 531

5 893

23 140

29 654

- waste
 127

 100

 384

 367

- total
5 658

5 993

23 524

30 021

Yield
- g/t
- reef
 8.39

 7.99

 8.23

 7.23

- waste
 1.57

 1.67

 1.60

 1.37

- average
 8.24

 7.88

 8.12

 7.16

Gold produced
- kgs
- reef
46 400

47 073

190 456

214 432

- waste
 199

 167

 615

 503

- total
46 599

47 240

191 071

214 935

PRODUCTIVITY
g/employee
- target
 177

 185

 174

 143

- actual
 189

 180

 181

 138

m2/employee
- target
 4.51

 4.38

 4.41

 3.71

- actual
 4.35

 4.43

 4.16

 3.58

SURFACE AND  DUMP RECLAMATION
Tons treated
- 000
14 305

14 945

57 511

59 581

Yield
- g/t
 0.29

 0.28

 0.30

 0.30

Gold produced
- kgs
4 166

4 156

17 025

18 142

OPEN CUT OPERATIONS
Tons mined
- 000
2 207

1 848

7 527

5 714

Volume mined (bcm)
- 000
1 016

 776

3 392

2 704

Stripping ratio
- t(mined-treated)
 /t treated
 1.89

 1.63

 1.63

 1.35

Tons treated
- 000
 763

 703

2 863

2 428

Yield
- g/t
 2.53

 2.51

 2.54

 2.53

Gold produced
- kgs
1 933

1 768

7 281

6 141

TOTAL
Gold produced
- kgs
52 698

53 164

215 377

239 218

Revenue - R/kg sold
- (excluding accelerated hedge)
60 794

60 944

57 049

52 325

- (including accelerated hedge)
61 296

61 071

58 636

53 634

Cash costs
- R/kg produced
41 203

41 930

40 439

41 188

- Rand/US Dollar exchange rate
 5.77

 6.20

 5.49

 4.59

- $/ounce produced
 222

 210

 229

 279

URANIUM
Tons treated
- 000
 611

 662

2 576

3 177

Yield
- kg/t
 0.36

 0.32

 0.35

 0.26

Production
- kgs
223 000

212 500

891 000

816 444

Cost of production
- R/kg
 74

 84

 75

 80

Sales
- kgs
671 068

120 133

1508 794

1749 000

CONSOLIDATED FINANCIAL RESULTS
Prepared in accordance with the appropriation method of accounting.
Quarter
Quarter
Year
Year
(R MILLION)
ended
ended
ended
ended
December
September
December
December
1998
1998
1998
1997
Turnover
3 312.5

3 060.4

12 282.6

12 174.6

Gold revenue
3 194.0

3 020.7

12 002.9

11 911.7

Normal
3 165.8

3 013.9

11 654.9

11 602.0

Accelerated hedge
 28.2

 6.8

 348.0

 309.7

Cost of sales
2 287.8

2 135.6

8 886.9

9 634.6

Cash costs
2 046.9

2 107.2

8 224.4

9 388.4

Retrenchment costs
 28.2

 6.8

 348.0

 309.7

Rehabilitation costs
 6.9

 7.4

 29.2

 32.4

Other non-cash costs
 59.6

 18.3

 113.4

 76.0

Production costs
2 141.6

2 139.7

8 715.0

9 806.5

Inventory change
 146.2

(4.1)

 171.9

(171.9)

Gold operating profit
 906.2

 885.1

3 116.0

2 277.1

Uranium and acid profit
 45.6

 15.9

 99.0

 84.2

Uranium and acid sales
 118.5

 39.7

 279.7

 262.9

Uranium and acid cost of sales
 72.9

 23.8

 180.7

 178.7

Profit from operations
 951.8

 901.0

3 215.0

2 361.3

Exploration costs
 51.4

 60.0

 203.5

-

Research and development
 13.4

 4.2

 27.1

-

Corporate administration costs
 88.5

 61.3

 268.0

 326.2

Other income - net
 52.8

 35.4

 162.9

 256.0

Profit before tax
 851.3

 810.9

2 879.3

2 291.1

Taxation
 220.3

 273.2

 869.5

 410.5

Profit after tax
 631.0

 537.7

2 009.8

1 880.6

Capital appropriations
 242.1

 85.0

 553.7

 599.1

Equity earnings
 25.5

 39.8

 204.7

 103.6

Available profit
 414.4

 492.5

1 660.8

1 385.1

Earnings per share
 - cents
  424

  503

 1 697

 1 416

Earnings on an IAS basis
Headline earnings
 - Rm
509.6
361.6
1533.8
699.3
 - cents per share
  521

  369

 1 568

  715

Capital expenditure
 - mining direct
 226.1

 237.8

 883.1

 971.2

 - other
 37.7

 8.7

 64.6

 38.2

 - recoupments
(10.0)

(148.8)

(402.8)

(103.0)

Net capital expenditure
 253.8

 97.7

 544.9

 906.4

VAAL RIVER OPERATIONS
Quarter
Quarter
Year
Quarter
Quarter              Year
ended
ended
ended
ended
ended            ended
December
September
December
December
September        December
1998
1998
1998
1998
1998              1998
Appropriation basis
Great Noligwa Mine

Kopanang Mine
OPERATING RESULTS
GOLD
Area mined
- m2
- 000
 118

 117

 450

 113

 105
392
Tons milled
- 000
- reef
 584

 643

2 480

 546

 495
1 882
- waste
 4

-

 4

-

-
-
- surface and
  dump reclamation
-

-

-

-

-
-
 - total
 588

 643

2 484

 546

 495

Yield
- g/t
- reef
 13.66

 12.82

 13.51

 8.48

 7.87

- waste
 0.75

-

 0.75

-

-

- surface and
  dump reclamation
-

-

-

-

-

 - average
 13.57

 12.82

 13.49

 8.48

 7.87

Gold produced
- kgs
- reef
7 975

8 246

33 509

4 630

3 894

- waste
 3

-

 3

-

-

- surface and
  dump reclamation
-

-

-

-

-

 - total
7 978

8 246

33 512

4 630

3 894

Revenue
- R/kg sold
61 294

61 194

57 881

61 284

61 228

Cash costs
- R/ton milled
 389

 390

 380

 325

 338

- R/kg produced
28 705

30 414

28 174

38 308

43 010

- $/oz produced
 155

 152

 159

 206

 216

PRODUCTIVITY
g/employee
- target
 229

 229

 222

 145

 144

- actual
 249

 253

 255

 201

 166

m2/employee
- target
 3.61

 3.63

 3.47

 4.56

 4.42

- actual
 3.69

 3.66

 3.43

 4.91

 4.47

FINANCIAL RESULTS (R MILLION)
Gold normal revenue
 519.6

 507.0

1 972.1

 298.3

 236.7

Accelerated hedge revenue
 1.1

 1.2

 8.2

 0.4

 0.8

Total gold revenue
 520.7

 508.2

1 980.3

 298.7

 237.5

Cost of sales
 254.7

 259.6

1 009.4

 194.4

 171.3

Cash costs
 229.0

 250.8

 944.2

 177.3

 167.5

Retrenchment costs
 0.8

 1.5

 8.1

 0.5

 0.7

Rehabilitation costs
 1.2

 1.1

 4.6

 0.4

 0.5

Other non-cash costs
 8.1

 6.0

 23.0

 5.9

 5.7

Production costs
 239.1

 259.4

 979.9

 184.1

 174.4

Inventory change
 15.6

 0.2

 29.5

 10.3

(3.1)

Profit from operations
 266.0

 248.6

 970.9

 104.3

 66.2

Capital expenditure
- mining direct
 7.1

 5.6

 27.1

(7.2)

 2.5

- other
 10.6

(0.6)

 17.0

 4.4

 0.1

- recoupments
-

-

-

-

-

Net capital expenditure
 17.7

 5.0

 44.1

(2.8)

 2.6

1 882

 7.66

-

-

 7.66

14 415

-

-

14 415

58 717

 339

44 281

 250

 140

 150

 4.31

 4.09

 855.4

 4.2

 859.6

 671.8

 638.3

 4.2

 1.8

 18.2

 662.5

 9.3

 187.8

(0.6)

 7.1

-

 6.5

Quarter
Quarter
Year
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
December
September
December
1998
1998
1998
1998
1998
1998
1998
1998
1998

Tau Lekoa Mine

Surface Operations
Moab Khotsong Mine
 93

 98

 363

-

-

-

 460

 472

1 847

-

-

-

-

-

 1

-

-

-

-

-

-

1 150

1 162

4 888

 460

 472

1 848

1 150

1 162

4 888

 4.85

 4.41

 4.53

-

-

-

-

-

 5.00

-

-

-

-

-

-

 0.50

 0.41

 0.48

 4.85

 4.41

 4.54

 0.50

 0.41

 0.48

2 232

2 080

8 376

-

-

-

-

-

 5

-

-

-

-

-

-

 573

 480

2 325

2 232

2 080

8 381

 573

 480

2 325

61 541

61 633

57 223

61 447

61 795

57 570

 251

 253

 247

 18

 21

 21

51 746

57 496

54 372

36 881

51 319

44 162

 279

 288

 307

 199

 257

 253

 166

 163

 160

-

-

-

 152

 144

 134

-

-

-

 6.38

 6.31

 6.07

-

-

-

 6.35

 6.73

 5.79

-

-

-

 145.7

 129.8

 495.5

 35.1

 29.3

 133.4

 0.9

 1.3

 6.1

 0.1

 0.3

 0.4

 146.6

 131.1

 501.6

 35.2

 29.6

 133.8

 126.2

 128.2

 484.3

 21.4

 25.0

 103.7

 115.5

 119.6

 455.7

 21.2

 24.6

 102.7

 0.9

 1.2

 6.1

 0.2

 0.3

 0.5

 0.3

 0.3

 1.2

-

-

-

 0.9

 1.1

 6.1

-

 0.1

 0.5

 117.6

 122.2

 469.1

 21.4

 25.0

 103.7

 8.6

 6.0

 15.2

-

-

-

 20.4

 2.9

 17.3

 13.8

 4.6

 30.1

 0.6

 2.0

 8.4

-

-

-

 53.5

 87.2

 276.9

 2.6

(0.2)

 4.2

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

 3.2

 1.8

 12.6

-

-

-

 53.5

 87.2

 276.9

FREE STATE OPERATIONS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December September
December
December September
December
1998
1998
1998
1998
1998
1998
Appropriation basis
Bambanani Mine

Tshepong Mine
OPERATING RESULTS
GOLD
Area mined
- m2
- 000
 89

 87

 344

 88

 91

 357

Tons milled
- 000
- reef
 565

 528

2 093

 309

 304

1 205

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
 565

 528

2 093

 309

 304

1 205

Yield
- g/t
- reef
 8.20

 7.44

 8.22

 8.53

 7.19

 7.86

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
 8.20

 7.44

 8.22

 8.53

 7.19

 7.86

Gold produced
- kgs
- reef
4 635

3 930

17 195

2 631

2 186

9 467

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
4 635

3 930

17 195

2 631

2 186

9 467

Revenue
- R/kg sold
62 713

61 000

57 744

64 334

61 000

58 354

Cash costs
- R/ton milled
 369

 344

 344

 458

 411

 404

- R/kg produced
45 039

46 276

41 927

53 744

57 203

51 466

- $/oz produced
 243

 232

 236

 289

 287

 290

PRODUCTIVITY
g/employee
- target
 174

 171

 171

 130

 133

 132

- actual
 211

 175

 189

 163

 131

 142

m2/employee
- target
 3.98

 3.89

 3.78

 5.49

 5.50

 5.47

- actual
 4.03

 3.82

 3.79

 5.43

 5.45

 5.35

FINANCIAL RESULTS (R MILLION)
Gold normal revenue
 302.6

 239.8

1 008.7

 177.5

 133.3

 562.1

Accelerated hedge revenue
 7.5

-

 7.5

 9.1

-

 9.1

Total gold revenue
 310.1

 239.8

1 016.2

 186.6

 133.3

 571.2

Cost of sales
 231.2

 182.6

 755.1

 163.6

 126.3

 515.3

Cash costs
 208.7

 181.9

 720.9

 141.4

 125.0

 487.2

Retrenchment costs
 7.5

-

 7.5

 9.1

-

 9.1

Rehabilitation costs
 0.8

 0.4

 2.3

 0.3

 0.3

 1.4

Other non-cash costs
 0.7

 0.3

 4.3

 0.3

 1.0

 1.5

Production costs
 217.7

 182.6

 735.0

 151.1

 126.3

 499.2

Inventory change
 13.5

-

 20.1

 12.5

-

 16.1

Profit from operations
 78.9

 57.2

 261.1

 23.0

 7.0

 55.9

Capital expenditure
- mining direct
 12.2

 11.2

 30.9

(0.1)

 0.6

 1.6

- other
-

-

(0.5)

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
 12.2

 11.2

 30.4

(0.1)

 0.6

 1.6

Quarter
Quarter
Year
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
December September
December
December September
December
December September
December
1998
1998
1998
1998
1998
1998
1998
1998
1998

Masimong Mine

Matjhabeng Mine
Closure shafts
-

 45

 121

 113

 116

 441

-

-

 63

-

 232

 614

 551

 573

2 087

-

 43

 503

-

-

-

-

-

-

-

-

-

-

 232

 614

 551

 573

2 087

-

 43

 503

-

 6.31

 6.25

 7.12

 6.99

 7.50

-

 7.94

 7.43

-

-

-

-

-

-

-

-

-

-

 6.31

 6.25

 7.12

 6.99

 7.50

-

 7.94

 7.43

 66

1 464

3 836

3 923

4 004

15 660

-

 345

3 742

-

-

-

-

-

-

-

-

-

 66

1 464

3 836

3 923

4 004

15 660

-

 345

3 742

61 182

61 000

56 562

62 706

61 000

57 860

-

61 000

119 053

-

 320

 317

 411

 330

 368

-

 465

 464

-

50 770

50 708

57 672

47 310

49 052

-

58 539

62 374

-

 255

 293

 311

 237

 277

-

 293

 381

-

 163

 156

 144

 157

 142

-

-

 169

-

 174

 150

 148

 147

 142

-

-

 169

-

 5.40

 5.39

 3.93

 4.28

 3.89

-

-

 3.60

-

 5.36

 4.73

 4.28

 4.25

 3.99

-

-

 2.84

 4.0

 89.3

 218.2

 269.1

 244.2

 931.5

-

 21.0

 200.0

-

-

-

 6.7

-

 6.7

-

-

 245.5

 4.0

 89.3

 218.2

 275.8

 244.2

 938.2

-

 21.0

 445.5

(16.9)

 74.6

 199.9

 255.8

 190.1

 806.0

-

 20.3

 478.9

(16.8)

 74.3

 194.5

 226.3

 189.4

 768.2

-

 20.2

 233.4

-

-

-

 6.7

-

 6.7

-

-

 245.5

-

 0.2

 0.6

 0.6

 0.6

 2.4

-

-

 0.5

(0.1)

 0.1

 3.2

-

 0.1

 0.8

-

 0.1

(0.5)

(16.9)

 74.6

 198.3

 233.6

 190.1

 778.1

-

 20.3

 478.9

-

-

 1.6

 22.2

-

 27.9

-

-

-

 20.9

 14.7

 18.3

 20.0

 54.1

 132.2

-

 0.7

(33.4)

 22.9

 2.9

 31.6

 0.5

 1.0

 3.4

 0.6

(0.3)

 0.3

-

-

(0.3)

-

-

-

-

-

-

-

(110.2)

(110.2)

-

-

-

-

(28.0)

(252.5)

 22.9

(107.3)

(78.9)

 0.5

 1.0

 3.4

 0.6

(28.3)

(252.2)

FREE STATE OPERATIONS
(continued)
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December September
December
December September
December
1998
1998
1998
1998
1998
1998
Appropriation basis

Surface Operations
Taung South (Joel Ops - No. 3 Shaft)
OPERATING RESULTS
GOLD
Area mined
- m2
- 000
-

-

-

 65

 74

 281

Tons milled
- 000
- reef
-

-

-

 373

 362

1 328

- surface and
  dump reclamation
 529

 416

1 898

-

-

-

 - total
 529

 416

1 898

 373

 362

1 328

Yield
- g/t
- reef
-

-

-

 6.38

 5.60

 6.10

- surface and
  dump reclamation
 1.01

 1.04

 1.28

-

-

-

 - average
 1.01

 1.04

 1.28

 6.38

 5.60

 6.10

Gold produced
- kgs
- reef
-

-

-

2 380

2 027

8 105

- surface and
  dump reclamation
 532

 432

2 435

-

-

-

 - total
 532

 432

2 435

2 380

2 027

8 105

Revenue
- R/kg sold
61 186

61 000

56 546

61 186

64 201

58 847

Cash costs
- R/ton milled
 45

 62

 50

 255

 251

 256

- R/kg produced
45 158

59 896

39 095

40 012

44 738

41 975

- $/oz produced
 243

 300

 221

 216

 224

 236

PRODUCTIVITY
g/employee
- target
 126

 130

 140

 153

 155

 162

- actual
 239

 178

 217

 169

 156

 149

m2/employee
- target
-

-

-

 5.58

 5.66

 5.81

- actual
-

-

-

 4.61

 5.68

 5.16

FINANCIAL RESULTS (R MILLION)
Gold normal revenue
 32.5

 26.4

 137.7

 145.7

 130.1

 477.0

Accelerated hedge revenue
-

-

-

-

-

-

Total gold revenue
 32.5

 26.4

 137.7

 145.7

 130.1

 477.0

Cost of sales
 24.5

 26.4

 96.7

 95.7

 90.4

 341.2

Cash costs
 24.0

 26.0

 95.2

 95.2

 90.7

 340.2

Retrenchment costs
-

-

-

-

-

-

Rehabilitation costs
 0.6

 0.4

 1.6

-

(0.3)

(0.4)

Other non-cash costs
(0.1)

-

(0.1)

 0.5

-

 1.4

Production costs
 24.5

 26.4

 96.7

 95.7

 90.4

 341.2

Inventory change
-

-

-

-

-

-

Profit from operations
 8.0

-

 41.0

 50.0

 39.7

 135.8

Capital expenditure
- mining direct
-

-

-

 22.7

 24.7

 129.3

- other
-

-

-

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
-

-

-

 22.7

 24.7

 129.3

ERGO OPERATIONS
Quarter
Quarter
Year
ended
ended
ended
December September
December
1998
1998
1998
Appropriation basis
OPERATING RESULTS
GOLD
Material treated
- tons - 000
12 626

13 367

50 725

Yield
- g/t
 0.24

 0.24

 0.24

Gold produced
- kgs
3 061

3 244

12 265

Revenue
- R/kg sold
61 307

61 064

57 065

Cash costs
- R/ton treated
 10

 10

 10

- R/kg produced
42 171

41 778

41 572

- $/oz produced
 227

 209

 235

FINANCIAL RESULTS (R MILLION)
Gold normal revenue
 196.8

 193.1

 710.0

Accelerated hedge revenue
 0.4

 0.2

 3.6

Total gold revenue
 197.2

 193.3

 713.6

Cost of sales
 138.8

 135.4

 536.0

Cash costs
 129.1

 135.4

 509.9

Retrenchment costs
 0.4

 0.1

 3.6

Rehabilitation costs
 1.2

 1.6

 6.0

Other non-cash costs
 1.4

 1.5

 5.0

Production costs
 132.1

 138.6

 524.5

Inventory change
 6.7

(3.2)

 11.5

Gold operating profit
 58.4

 57.9

 177.6

Acid loss
(2.5)

-

(1.8)

Acid sales
 10.1

 11.2

 43.6

Acid cost of sales
 12.6

 11.2

 45.4

Profit from operations
 55.9

 57.9

 175.8

Capital expenditure
 4.1

 3.4

 17.9

WEST WITS OPERATIONS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December September
December
December September
December
1998
1998
1998
1998
1998
1998
Appropriation basis
East Mine

West Mine
OPERATING RESULTS
GOLD
Area mined
- m2
- 000
 80

 81

 308

 47

 60

 225

Tons milled
- 000
- reef
 459

 470

1 845

 248

 316

1 230

- waste
-

-

-

-

-

-

- total
 459

 470

1 845

 248

 316

1 230

Yield
- g/t
- reef
 12.57

 12.39

 12.22

 6.58

 7.15

 6.78

- waste
-

-

-

-

-

-

- average
 12.57

 12.39

 12.22

 6.58

 7.15

 6.78

Gold produced
- kgs
- reef
5 769

5 823

22 542

1 631

2 258

8 335

- waste
-

-

-

-

-

-

- total
5 769

5 823

22 542

1 631

2 258

8 335

Revenue
- R/kg sold
61 195

61 101

57 642

61 193

61 055

57 996

Cash costs
- R/ton milled
 360

 359

 344

 426

 356

 347

- R/kg produced
28 609

29 015

28 122

64 833

49 856

51 230

- $/oz produced
 154

 145

 159

 349

 250

 290

PRODUCTIVITY
g/employee
- target
 222

 222

 218

 153

 149

 142

- actual
 284

 283

 276

 103

 143

 129

m2/employee
- target
 4.25

 4.20

 4.03

 4.46

 4.34

 4.19

- actual
 3.94

 3.94

 3.76

 2.99

 3.70

 3.53

FINANCIAL RESULTS (R MILLION)
Gold normal revenue
 381.7

 355.6

1 321.6

 111.1

 137.8

 486.9

Accelerated hedge revenue
 0.1

 0.2

 2.8

 0.1

 0.1

 6.5

Total gold revenue
 381.8

 355.8

1 324.4

 111.2

 137.9

 493.4

Cost of sales
 186.8

 168.6

 658.4

 115.0

 112.6

 443.2

Cash costs
 165.1

 168.9

 633.9

 105.7

 112.6

 427.0

Retrenchment costs
 0.1

 0.2

 2.8

-

 0.1

 6.4

Rehabilitation costs
 0.6

 0.3

 1.6

 0.2

 0.1

 0.6

Other non-cash costs
 2.0

 0.9

 4.4

 1.7

 0.4

 3.0

Production costs
 167.8

 170.3

 642.7

 107.6

 113.2

 437.0

Inventory change
 19.0

(1.7)

 15.7

 7.4

(0.6)

 6.2

Profit from operations
 195.0

 187.2

 666.0

(3.8)

 25.3

 50.2

Capital expenditure
- mining direct
 2.8

 1.9

 5.6

 4.8

 1.5

 6.5

- other
 0.9

 0.6

 1.6

 1.9

 0.5

 2.4

- recoupments
-

(0.1)

(0.1)

(0.1)

-

(0.1)

Net capital expenditure
 3.7

 2.4

 7.1

 6.6

 2.0

 8.8

Quarter
Quarter
Year
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
December September
December
December September
December
December September
December
1998
1998
1998
1998
1998
1998
1998
1998
1998

South Mine

Elandsrand
Deelkraal
 64

 70

 272

 126

 115

 464

 39

 45

 176

 428

 434

1 733

 535

 518

2 150

 227

 261

1 020

-

-

-

 8

 5

 35

 61

 48

 201

 428

 434

1 733

 543

 523

2 185

 288

 309

1 221

 6.36

 7.31

 7.49

 6.96

 7.18

 6.96

 6.41

 6.03

 6.71

-

-

-

 0.38

 0.40

 0.29

 0.66

 0.81

 0.97

 6.36

 7.31

 7.49

 6.86

 7.12

 6.85

 5.19

 5.22

 5.77

2 720

3 174

12 980

3 722

3 721

14 964

1 455

1 574

6 847

-

-

-

 3

 2

 10

 40

 39

 194

2 720

3 174

12 980

3 725

3 723

14 974

1 495

1 613

7 041

61 194

60 966

57 246

61 280

61 152

57 976

62 132

62 079

58 599

 348

 362

 341

 289

 311

 286

 309

 285

 289

54 759

49 482

45 471

42 193

43 735

41 760

59 528

54 669

50 030

 295

 248

 257

 227

 219

 236

 321

 274

 284

 179

 178

 164

 206

 202

 201

 140

 150

 144

 152

 182

 188

 198

 196

 195

 126

 131

 139

 4.15

 4.03

 3.81

 6.37

 6.23

 6.19

 3.54

 3.69

 3.52

 3.60

 4.01

 3.99

 6.69

 6.06

 6.03

 3.29

 3.65

 3.46

 181.1

 193.2

 752.9

 246.1

 227.2

 861.3

 99.3

 100.0

 415.2

-

 0.3

 2.6

 0.3

 0.6

 6.8

 1.5

 1.7

 12.5

 181.1

 193.5

 755.5

 246.4

 227.8

 868.1

 100.8

 101.7

 427.7

 160.8

 157.2

 605.1

 173.8

 162.6

 636.5

 99.1

 91.7

 380.8

 148.9

 157.1

 590.2

 157.2

 162.8

 625.3

 89.0

 88.2

 352.3

-

 0.3

 2.6

 0.4

 0.6

 6.9

 1.5

 1.7

 12.5

 0.2

 0.2

 0.9

 0.3

 0.2

 1.6

 0.4

 1.0

 2.1

 2.1

 0.5

 3.6

 1.4

 0.3

 2.7

 1.9

 0.3

 2.9

 151.2

 158.1

 597.3

 159.3

 163.9

 636.5

 92.8

 91.2

 369.8

 9.6

(0.9)

 7.8

 14.5

(1.3)

-

 6.3

 0.5

 11.0

 20.3

 36.3

 150.4

 72.6

 65.2

 231.6

 1.7

 10.0

 46.9

 30.4

 31.3

 116.3

 29.0

 27.5

 90.2

 4.7

 2.8

 12.9

 12.1

 7.9

 25.0

 5.4

 0.3

 8.4

-

-

 1.1

(0.4)

(0.6)

(1.7)

(0.1)

(0.4)

(0.5)

-

-

-

 42.1

 38.6

 139.6

 34.3

 27.4

 98.1

 4.7

 2.8

 14.0

INTERNATIONAL OPERATIONS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December September
December
December September
December
1998
1998
1998
1998
1998
1998
Appropriation basis
Navachab - Attributable 70%

Sadiola - Attributable 38%
OPERATING RESULTS
GOLD
Tons mined
- 000
 970

1 051

3 621

1 237

 797

3 906

Volume mined (bcm)
- 000
 358

 386

1 330

 658

 390

2 062

Stripping ratio
- t(mined-treated)
 /t treated
 2.75

 3.19

 2.69

 1.45

 0.76

 1.08

Tons treated
- 000
 259

 251

 981

 504

 452

1 882

Milled head grade
- g/t
 1.58

 1.48

 1.46

 3.24

 3.29

 3.30

Metallurgical recovery
- %
 89.62

 89.62

 90.74

 95.94

 96.40

 96.40

Gold produced
- kgs
 366

 333

1 298

1 567

1 435

5 983

Revenue
- R/kg sold
55 354

61 436

54 636

60 446

59 807

55 739

Cash costs
- R/kg produced
44 377

49 571

47 846

18 312

21 646

18 424

- $/oz produced
 239

 249

 270

 99

 109

 104

PRODUCTIVITY
g/employee
- actual
 545

 452

 471

2 800

2 477

2 572

FINANCIAL RESULTS (R MILLION)
Gold revenue
 19.7

 20.1

 71.0

 94.8

 89.5

 333.2

Cost of sales
 16.4

 16.8

 63.2

 34.9

 38.3

 130.8

Cash costs
 16.2

 16.5

 62.1

 28.5

 31.2

 110.2

Rehabilitation costs
-

 0.2

 0.4

-

-

-

Other non-cash costs
 0.2

 0.1

 0.7

 6.0

 5.1

 20.0

Production costs
 16.4

 16.8

 63.2

 34.5

 36.3

 130.2

Inventory change
-

-

-

 0.4

 2.0

 0.6

Profit from operations
 3.3

 3.3

 7.8

 59.9

 51.2

 202.4

Capital expenditure
 0.1

 0.2

 1.9

 3.6

 3.5

 11.1

NOTE: The financial results for Sadiola have been equity accounted and the detail above is given for information only.

ASSOCIATE
Quarter
Quarter
Year
ended
ended
ended
December September
December
1998
1998
1998
Appropriation basis
Driefontein - Attributable 21,5%
OPERATING RESULTS
GOLD
Area mined
- m2
- 000
 40

 39

 165

Tons milled
- 000 - reef
 246

 241

 985

- waste
 54

 47

 143

- total
 300

 288

1 128

Yield
- g/t
- reef
 10.70

 9.74

 9.77

- waste
 2.83

 2.68

 2.82

- average
 9.28

 8.59

 8.89

Gold produced
- kgs
- reef
2 631

2 347

9 625

- waste
 153

 126

 403

- total
2 784

2 473

10 028

Revenue
- R/kg sold
54 460

57 605

52 170

Cash costs
- R/ton milled
 319

 315

 333

- R/kg produced
34 416

36 714

37 407

- $/oz produced
 185

 184

 213

PRODUCTIVITY
g/employee
- target
 220

 211

 220

- actual
 208

 181

 197

m2/employee
- target
 3.27

 3.10

 3.26

- actual
 3.01

 2.90

 2.97

FINANCIAL RESULTS (R MILLION)
Gold normal revenue
 151.6

 142.5

 523.1

Accelerated hedge revenue
-

-

-

Total gold revenue
 151.6

 142.5

 523.1

Cost of sales
 99.7

 94.4

 408.2

Cash costs
 95.7

 90.9

 375.1

Retrenchment costs
 1.4

 1.0

 21.4

Rehabilitation costs
 0.5

 0.5

 2.4

Other non-cash costs
 2.1

 2.0

 9.3

Production costs
 99.7

 94.4

 408.2

Inventory change
-

-

-

Profit from operations
 51.9

 48.1

 114.9

Capital expenditure
- mining direct
 25.5

 16.8

 97.3

- other
 0.2

 5.7

 5.9

- recoupments
-

-

-

Net capital expenditure
 25.7

 22.5

 103.2

NOTE: The financial results for Driefontein have been equity accounted and the detail above is given for information only.

SHAFT SINKING
SHAFT SINKING  (metres)
Quarter ended
Quarter ended
Year ended
December 1998
September 1998
December 1998
MOAB KHOTSONG MINE
Main shaft
Depth to date (below collar)
 2 384

 2 379

 2 384

Rock / ventilation sub-vertical shaft
Advance
  14

  2

  117

Depth to date
  806

  792

  806

Station cutting
  313

  11

  549

Man / material sub-vertical shaft
Depth to date
  81

  81

  81

TSHEPONG SOUTH (previously Freegold 4)
Advance
-

  56

  192

Depth to date
 2 357

 2 357

 2 357

TAUNG NORTH  (previously Joel No. 1 shaft)
Advance
  243

  257

  719

Depth to date (below collar)
 1 004

  762

 1 004

WEST WITS OPERATIONS
South Sub Shaft 1
Advance
  75

  17

  100

Depth to date (below collar)
 1 019

  944

 1 019

South Sub Shaft 2
Advance
-
-
  57

Depth to date (below collar)
 1 212

 1 212

 1 212

South Sub Shaft Vent Shaft
Depth to date (below collar)
  749

  749

  749

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended December 1998
METRIC
Advance
Sampled
metres
metres
channel
gold
uranium
width
g/t
cm.g/t
kg/t
cm.g/t
cm
VAAL RIVER OPERATIONS
Great Noligwa Mine
Vaal reef
6 037

  416

 65.20

 39.34

 2 565

 1.78

 116.09

"C" reef
1 309

  332

 9.15

 76.80

  703

 2.15

 19.67

Kopanang mine
Vaal reef
10 465

 1 316

 13.69

 106.45

 1 457

 3.99

 54.60

"C" reef
 114

  8

 18.00

 6.72

  121

 1.36

 24.44

Tau Lekoa Mine
Ventersdorp Contact reef
7 359

 1 780

 132.58

 6.67

  884

 0.10

 13.27

Moab Khotsong Mine
Vaal reef
1 117

-

-

-

-

-

-

FREE STATE OPERATIONS
Bambanani Mine
Basal reef
3 779

  364

 70.00

 12.15

  851

 0.07

 4.60

Leader reef
-

-

-

-

-

-

-

Tshepong Mine
Basal reef
5 019

  424

 18.50

 68.45

 1 270

 2.01

 37.24

"B" reef
 146

-

-

-

-

-

-

Matjhbeng Mine
Basal reef
2 075

  244

 24.60

 43.60

 1 072

 0.71

 17.38

Pyrite reef
-
-

-

-

-

-

-

"A" reef
 304

  24

 90.70

 7.45

  675

 0.31

 27.95

Joel Mine
Taung South  (No. 3 shaft)
Beatrix VS 5 composite reef
2 806

  936

 70.40

 13.61

  959

-
-
WEST WITS OPERATIONS
East Mine
Ventersdorp Contact reef
 20

-
-
-
-
-
-
Carbon Leader reef
4 373

-
-
-
-
-
-
West mine
Ventersdorp Contact reef
 708

-

-

-

-

Carbon Leader reef
 895

-

-

-

-

South Mine
Ventersdorp Contact reef
7 094

  540

 75.60

 19.95

 1 508

Elandsrand
Ventersdorp Contact reef
6 510

 1 044

 39.53

 20.83

  823

Deelkraal
Ventersdorp Contact reef
(plus footwall bands)
1 780

  138

 103.57

 9.81

 1 020

CONSOLIDATED      BALANCE SHEET
Prepared in accordance with International Accounting Standards
31 December
1998
1997
$ million
$ million
Capital Employed
Shareholders' equity
Deferred tax
Long-term borrowings
Other long-term liabilities
1 159. 9
733.
 0
121.
 2
192.
 8
1 346. 9
925.
 7
142.
 0
242.
 2
Employment of capital
2
 206.
 9
2 656. 8
Mining assets
 1 883.2                          2 308.2
Investments
 136.6                            112.8
Long-term loans  126.7  129.8
Net current assets  60.4  106.0
Cash
Other current assets
Current liabilities
224.
 1
262.
 9
426.
 6
239.
 1
322.
 7
455.

2 206. 9
2 656. 8

520.5	307.3
30.1	56.0
(7.8)	74.1
(112.3)	(158.6)
(111.6)	(203.7)
(172.9)	(218.4)
104.8	16.8
5.3	(29.4)
(11.4)	-
(16.7)	27.3
(20.7)	-

Prepared in accordance with international Accounting Standards.
  For the year ended December

1998

1997
$ million
$ million
Operating activities
Cash flow from operations
Investment income
Working capital movement
Taxation paid
Investing and financing activities
Mining assets acquired
Disposal of mining assets
Investments
Purchase of management contracts
Loans
Formation and share issue expenses
Translation adjustment
430.
 5
(74.
 4)
278.
 8
(9.
 1)
Net cash generated
Dividends paid
Cash resources at beginning of year
244.
 5
(259.
 5)
239.
 1
66.
 0
(307.
 5)
480.
 6
Cash resources at end of year
Notes to the Cash Flow Statement
Cash flow from operations
Profit before taxation
Investment income
Formation costs
Amortisation of mining assets and provisions
Profit / (loss) on disposal of assets
224.
 1
375.
 9
(30.
 1)
4. 9
150.
 2
19. 6
239.
 1
133.
 1
(56.
 0)
242.
 4
(12.
 2)
Cash flow from operations
520.
 5

307.
 3

CASH FLOW STATEMENT
-

Prepared in accordance with International Accounting Standards.
Statistics are shown in imperial units and financial figures in US dollars.
Issued Capital: 97 853 199 ordinary shares of 50 cents each
2 000 000 A redeemable preference shares
778 896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
GOLD
Quarter
ended
December
1998
Quarter
ended
September
1998
Year
ended
December
1998
Year
ended
December
1997
UNDERGROUND OPERATIONS
Area mined
Tons milled
Yield
Gold produced
- ft
2
 - 000
- 000 - reef
- waste
- total
- oz/t - reef
- waste
- average
- ozs (000) - reef
- waste
- total
11 137
5 826
80
5 906
0. 245
0. 046
0. 240
1 490
6
1 496
12 297
6 497
110
6 607
0. 233
0. 049
0. 230
1 513
5
1 518
47 804
25 509
424
25 933
0. 240
0. 047
0. 237
6 121
19
6 140
60 730
32 688
404
33 092
0. 211
0. 040
0. 209
6 894
17
6 911
PRODUCTIVITY
oz/employee
ft
2
/employee
- target
- actual
- target
- actual
5. 69
6. 08
48.
 55
46.
 82
5. 95
5. 79
47.
 15
47.
 68
5. 59
5. 82
47.
 47
44.
 78
4. 60
4. 44
39.
 93
38.
 53
SURFACE AND DUMP RECLAMATION
Tons treated
Yield
Gold produced
-000
-oz/t
-
 ozs
 (000)
15 768
0. 008
133
16 474
0. 008
134
63 395
0. 009
547
65 677
0. 009
583
OPEN CUT OPERATIONS
Tons mined
Volume mined (bcy)
Stripping ratio
Tons treated
Yield
Gold produced
-000
-000
- t(mined-treated)/t treated
-000
-oz/t
-
 ozs
 (000)
2 433
1 330
1. 89
841
0. 074
61
2 036
1 015
1. 63
775
0. 073
57
8 297
4 437
1. 63
3 156
0. 074
234
6 298
3 537
1. 35
2 676
0. 074
197
TOTAL
Gold produced
Revenue
Cash costs
-
 ozs
 (000)
- $/oz sold(excluding accelerated hedge)
- $/oz sold(including accelerated hedge)
- $/oz produced
Total production costs $/oz produced
1 690
329
332
222
258
1 709
306
306
210
237
6 921
238
247
229
265
7 691
357
365
279
323
URANIUM
Tons treated
Yield
Production
Cost of production
Sales
-000
-Ib/t
-Ibs
-$/lb
-Ibs
675
0. 73
491 631
5. 81
1 479 453
729
0. 64
468 483
6. 14
264 848
2 840
0. 69
1 964 320
6. 33
3 326 323
3 502
0. 51
1 799 952
8. 18
3 855 887

CONSOLIDATED  OPERATING  RESULTS

Prepared in accordance with International Accounting Standards.
(US$ MILLION)                                                                                                     Quarter
ended
December
1998
Turnover
Gold revenue
Normal
Accelerated hedge
Cost of sales
Cash costs
Retrenchment costs
Rehabilitation costs
Other non-cash costs
Production costs
Amortisation costs
Total production costs
Inventory change
Gold operating profit
Uranium and acid profit
Uranium and acid sales
Uranium and acid cost of sales
Profit from operations
Exploration costs
Research and development
Corporate administration costs
Other income - net
Profit (loss) on sale of assets
Profit before tax
Taxation
Normal taxation
Deferred taxation - normal
- on sale of assets
Profit after tax
Equity earnings
Transfer to NDR
Total net earnings
Earnings per share - cents
Headline earnings - $m
- cents per share
Capital expenditure
- mining direct
- other
- recoupments
Net capital expenditure
560.
 9
553.
 0
548.
 2
4. 8
433.
 4
354.
 4
4. 9
0. 4
16.
 9
376.
 6
33.
 4
410.
 0
23.
 4
119.
 6
7. 9
20.
 5
12.
 6
127.
 5
8. 9
2. 3
15.
 4
21.
 8
1. 7
124.
 4
54.
 5
38.
 1
16.
 4
69.
 9
12.
 1
82.
 0
84
88.
 2
90
39.
 3
6. 5
(1.
 8)
44.
 0
Quarter
ended
September
1998
493.
 3
486.
 9
485.
 8
1. 1
381.
 7
339.
 5
1. 1
1. 9
5. 8
348.
 3
30.
 8
379.
 1
2. 6
105.
 2
2. 6
6. 4
3. 8
107.
 8
9. 7
0. 7
9. 7
8. 3
(58.
 2)
37.
 8
9. 4
44.
 0
7. 3
(41.
 9)
28.
 4
9. 7
38.
 1
39
58.
 2
60
38.
 4
1. 3
(24.
 0)
15.
 7
Year
ended
December
1998
2 235. 6
2 184. 6
2 116. 5
68.
 1
1 768. 4
1 499. 1
68.
 2
2. 4
20.
 7
1 590. 4
135.
 5
1 725. 9
42.
 5
416.
 2
17.
 9
51.
 0
33.
 1
434.
 1
36.
 8
4. 7
48.
 5
40.
 9
(9.
 1)
375.
 9
123.
 1
156.
 2
8. 8
(41.
 9)
252.
 8
64.
 7
317.
 5
324
276.
 9
283
160.
 4
11.
 5
(73.
 2)
98.
 7
Year
ended
December
1997
2 649. 3
2 593. 5
2 527. 0
66.
 5
2 476. 5
2 045. 1
65.
 7
8. 5
47.
 9
2 167. 2
200.
 5
2 367. 7
108.
 8
117.
 0
17.
 9
55.
 8
37.
 9
134.
 9
69.
 5
55.
 5
12.
 2
133.
 1
(22.
 0)
89.
 3
(111.
 3)
155.
 1
40.
 0
15.
 9
179.
 2
183
169.
 8
174
209.
 1
8. 4
(22.
 5)
195.
 0
27
CONSOLIDATED  FINANCIAL  RESULTS
-
-
-
-
-
-
-

Prepared in accordance with International
Accounting Standards.
Amortisation basis
OPERATING RESULTS
GOLD
Area mined - ft
2
 - 000
Tons milled - 000 - reef
- waste
- surface and dump reclamation
- total
Yield - oz/t - reef
- waste
- surface and dump reclamation
- average
Gold produced - ozs (000)- reef
- waste
- surface and dump reclamation
- total
Revenue - $/oz sold
Cash costs - $/ton milled
- $/oz produced
PRODUCTIVITY
oz/employee - target
- actual
ft
2
/employee - target
- actual
FINANCIAL RESULTS (US$ MILLION)
Gold normal revenue
Accelerated hedge revenue
Total gold revenue
Cost of sales
Cash costs
Retrenchment costs
Rehabilitation costs
Other non-cash costs
Production costs
Amortisation costs
Inventory change
Profit from operations
Capital expenditure
- mining direct
- other
- recoupments
Net capital expenditure
Quarter
ended
December
1998
Quarter
ended
Year
ended
September            December
1998
Great Noligwa Mine
(previously Vaal Reefs No. 8 shaft)
1 270
644
4
-
648
0. 398
0. 022
0. 396
256
-
-
256
330
61
155
7. 36
8. 01
38.
 86
39.
 72
90.
 0
0.
 2
90.
 2
47.
 2
39.
 6
0.
 3
1.
 7
0.
 1
41.
 7
3.
 4
2.
 1
1 260
709
-
-
709
0. 374
-
0. 374
265
-
265
307
57
152
7. 36
8. 13
39.
 07
39.
 40
81.
 7
0.
 3
82.
 0
47.
 1
40.
 5
0.
 1
0.
 2
0.
 3
41.
 1
5.
 3
0.
 7
1998

4 844
2 734
4
-
2 738
0. 394
0. 022
0. 393
1 077
-
-
1 077
328
63
159
7. 14
8. 20
37.
 35
36.
 92
358.
 9
1.
 6
360.
 5
213.
 2
171.
 8
1.
 6
2.
 1
2.
 0
177.
 5
27.
 5
8.
 2
43.
 0
1.
 2
1.
 8
-
3.
 0
34.
 9
0.
 9
-
-
0.
 9
147.
 3
5.
 0
3.
 1
-
8.
 1
Quarter
ended
December
1998
Quarter                  Year
ended               ended
September         December
1998                1998
Kopanang Mine
(previously Vaal Reefs No. 9 shaft)
1 216
602
-
-
602
0. 247
-
0. 247
148
-
-
148
330
51
206
4. 66
6. 46
49.
 08
52.
 85
51.
 6
0.
 1
51.
 7
35.
 1
30.
 7
0.
 1
1.
 1
-
31.
 9
1.
 6
1.
 6
1 130                    4219
546
                 2 075
-
-
546
                2 075
0. 229                0. 223
-
0. 229                 0. 223
126                     463
-
-
126                    463
307                     327
49                      56
216                    250
4. 63                  4. 50
5. 34                  4. 82
47.
 58               46. 39
48.
 11               44. 02
38.
 2              153. 0
0. 1                  0. 8
38.
 3              153. 8
29.
 3              128. 5
27.
 0             115. 6
0. 1                  0. 8
1.
 2
0. 3                  1. 5
27.
 4              119. 1
2. 0                 6. 9
(0.
 1)                 2. 5
16.
 6
(1.
 2)
0.
 8
-
(0.
 4)
9. 0                 25. 3
0.
 4
1.
 3
-
0. 4
               1. 3
28
VAAL  RIVER OPERATIONS
-
-
-
-
-
-
-
-
-
-

Quarter            Quarter                     Year
ended             ended                   ended
December      September             December
1998               1998                     1998
Tau Lekoa Mine
(previously Vaal Reefs No. 10 shaft)
1 001              1 055                    3 907
507                520                    2 036
1
507                 520
             2 037
0. 142             0. 129                  0. 132
0. 146
-
0. 142              0. 129                  0. 132
71                    67                      269
_
71                     67                      269
331                    309                      322
39                      37                       41
279                    288                      307
5. 34                  5. 24                    5. 14
4. 89                   4. 63                    4. 31
68.
 67                 67. 92                  65. 34
68.
 35                  72. 44                  62. 32
25.
 2                     20. 9                   89. 5
0. 2                       0. 2                     1. 2
25.
 4                     21. 1                   90. 7
26.
 8                     23. 1                 101. 7
20.
 0                     19. 2                   82. 8
0. 1                       0. 2                     1. 1
0. 5                            -                     0. 6
0. 3                       0. 2                     1. 2
20.
 9                     19. 6                   85. 7
4. 6                       2. 3                   12. 9
1. 3                       1. 2                     3. 1
(1.
 4)                     (2. 0)                   (11. 0)
0. 4                      1. 5
0. 5                      (0. 1)                     0. 8
0. 5                         0. 3                     2. 3
Quarter           Quarter                      Year
ended             ended                   ended
December      September             December
1998               1998                     1998
Surface operations
1 267                   1 281                  5 388
1 267                   1 281                  5 388
_
-
0. 015                 0. 012                0. 014
0. 015                 0. 012                0. 014
-                          -                          -
18                       16                      75
18                       16                      75
331                      310                    328
3
3
4
199                     257                    253
_
-
-
-
6. 1                    4. 7                   24. 4
-
6. 1                    4. 7                   24. 4
3. 7                    4. 0                   19. 0
3. 7                    3. 9                   18. 9
0. 1                     0. 1
-
-
3. 7                     4. 0                  19. 0
-
-
2. 4                    0. 7                    5. 4
_ _ _
_ _ _
-
Quarter               Quarter               Year
ended                ended             ended
December         September       December
1998                  1998               1998
Moab Khotsong Mine
(previously Vaal Reefs No. 11 shaft)
9. 3         14. 0                 50. 2
9. 3         14. 0                 50. 2
29
VAAL  RIVER OPERATIONS
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
_
-
_
-
-                          -                          -
-
_
-
-
-
_
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
_ _ _
_ _ _
_ _ _

Prepared in accordance with International
Accounting Standards.
Amortisation basis
OPERATING RESULTS
GOLD
Area mined - ft
2
 - 000
Tons milled - 000 - reef
- surface and dump reclamation
- total
Yield - oz/t - reef
- surface and dump reclamation
- average
Gold produced - ozs (000)- reef
- surface and dump reclamation
- total
Revenue - $/oz sold
Cash costs - $/ton milled
- $/oz produced
PRODUCTIVITY
oz/employee - target
- actual
ft
2
/employee
 -
 target
- actual
FINANCIAL RESULTS (US$ MILLION)
Gold normal revenue
Accelerated hedge revenue
Total gold revenue
Cost of sales
Cash costs
Retrenchment costs
Rehabilitation costs
Other non-cash costs
Production costs
Amortisation costs
Inventory change
Profit from operations
Capital expenditure
- mining direct
- other
- recoupments
Net capital expenditure
Quarter
ended
December
1998
Quarter
ended
September
1998
Bambanani Mine
(previously Freegold 1)
954
623
-
623
0. 239
-
0. 239
149
-
149
338
58
243
5. 59
6. 78
42.
 84
43.
 38
52.
 4
1.
 3
53.
 7
43.
 0
36.
 1
1.
 3
(0.
 7)
1.
 3
38.
 0
1.
 9
3.
 1
935
582
-
582
0. 217
-
0. 217
127
-
127
306
50
232
5. 50
5. 63
41.
 87
41.
 12
38.
 6
-
38.
 6
32.
 7
29.
 4
-
-
1.
 4
30.
 8
1.
 3
0.
 6
Year
ended
December
1998
3 708
2 307
-
2 307
0. 240
-
0. 240
553
-
553
326
57
236
5. 50
6. 08
40.
 69
40.
 80
183.
 2
1.
 3
184.
 5
146.
 8
130.
 7
1.
 3
(0.
 5)
0.
 8
132.
 3
7.
 9
6.
 6
10.
 7
1.
 9
0.
 1
2.
 0
5.
 9
1.
 9
1.
 9
37.
 7
5.
 3
5.
 3
Quarter
ended
December
1998
Quarter                 Year
ended              ended
September         December
1998                1998
Tshepong Mine
(previously Freegold 2)
946
340
-
340
0. 249
-
0. 249
84
-
84
347
72
289
4. 18
5. 24
59.
 09
58.
 45
30.
 7
1.
 6
32.
 3
31.
 3
24.
 5
1.
 6
(0.
 4)
0.
 6
26.
 3
3.
 1
1.
 9
980
                  3 842
335
                  1 328
-
335
                 1 328
0. 210                  0. 229
-
0. 210                 0. 229
 70                    304
-
70                    304
306                     329
60                       66
287                     290
4. 28                   4. 24
4. 21                   4. 57
59.
 20               58. 88
58.
 66               57. 59
21.
 5               101. 9
1.
 6
21.
 5                103. 5
23.
 4               101. 5
20.
 2                 88. 3
1.
 6
0. 1                  (0. 2)
0. 6                   0. 2
20.
 9               89. 9
2. 2                  7. 8
0. 3                  3. 8
1.
 0
-
(1.
 9)                 2. 0
0. 1                   0. 3
0. 1                   0. 3
30
FREE  STATE OPERATIONS
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-

Quarter                  Quarter                 Year
ended                    ended              ended
December             September        December
1998                      1998                1998
Masimong Mine
(previously Freegold 3)
484
                  1 302
256                      677
256                      677
0. 184                  0. 182
0. 184                 0. 182
2                      47                     123
2                      47                    123
329                    306                     320
47                      53
255                    293
5. 24                  5. 02
5. 59                  4. 82
58.
 13               58. 02
57.
 69               50. 91
0. 7                  14. 4                 39. 7
-
0. 7                 14. 4                 39. 7
(2.
 9)                14. 0                39. 7
(2.
 9)                11. 9                36. 1
-
0. 1
0. 5
(2.
 9)              12. 4                  36. 2
1. 4                    2. 6
0. 2                   0. 9
3. 6                 0. 4
4. 0                 0. 5                      5. 7
(0.
 1)
(17.
 8)             (17. 8)
4. 0                  (17. 3)             (12. 2)
Quarter                 Quarter                    Year
ended                   ended                 ended
December            September           December
1998                     1998                   1998
Matjhabeng Mine
(previously Western Holdings)
1 219                   1 244                   4745
607                      632
 2 301
607                      632
 2 301
0. 208                 0. 204                  0. 219
0. 208                 0. 204                  0. 219
125                     129                      503
125                    129                       503
338                    306                       326
64                     48                         61
311                    237                      277
4. 63                 5. 05                     4. 57
4. 76                 4. 73                     4. 57
42.
 30                46. 07                  41. 87
46.
 07               45. 75                   42. 95
46.
 6                 39. 4                    168. 6
1. 1                        -                       1. 1
 47.
  7                39. 4                   169. 7
43.
 6                 33. 4                  152. 0
39.
 2                  30. 6                  139. 4
1. 2                        -                       1. 2
(0.
 6)                   0. 1                     (0. 3)
0. 8                     1. 3                      0. 6
40.
 6                   32. 0                  140. 9
0. 6                     0. 9                      5. 7
2. 4                     0. 5                      5. 4
4. 1                     6. 0                     17. 7
0. 1                     0. 1                      0. 6
_
-
0. 1                      0. 1                     0. 6
Quarter                  Quarter                  Year
ended                    ended               ended
December             September         December
1998                      1998                 1998
Closure shafts
678
48                     555
48                     555
0. 232                 0. 217
0. 232                 0. 217
12                    120
12                     120
306                      730
68                       83
293                      381
5. 43
5. 43
38.
 74
30.
 58
3. 4                    39. 1
48.
 7
3. 4                    87. 8
0. 5                      3. 7                    97. 6
3. 3                     45. 9
48.
 6
0. 1
0. 1                         -                      (1. 5)
0. 1                     3. 3                    93. 1
0. 5                     0. 2                      2. 6
(0.
 1)                    0. 2                     1. 9
(0.
 5)                  (0. 3)                    (9. 8)
0. 1                   (0. 1)
-
(4.
 5)                  (48. 1)
0. 1                     (4. 6)                 (48. 1)

FREE  STATE OPERATIONS

(continued)
Prepared in accordance with International
Accounting Standards.
Amortisation basis
OPERATING RESULTS
GOLD
Area mined - ft
2
 - 000
Tons milled - 000 - reef
- surface and dump reclamation
- total
Yield - oz/t - reef
- surface and dump reclamation
- average
Gold produced - ozs (000) reef
- surface and dump reclamation
- total
Revenue - $/oz sold
Cash costs - $/ton milled
- $/oz produced
PRODUCTIVITY
oz/employee - target
- actual
ft
2
/employee - target
- actual
FINANCIAL RESULTS (US$ MILLION)
Gold normal revenue
Accelerated hedge revenue
Total gold revenue
Cost of sales
Cash costs
Retrenchment costs
Rehabilitation costs
Other non-cash costs
Production costs
Amortisation costs
Inventory change
Profit from operations
Capital expenditure
- mining direct
- other
- recoupments
Net capital expenditure
Quarter
ended
December
1998
Quarter
ended
September
1998
Year
ended
December
1998
Surface operations
-
-
583
583
-
0. 029
0. 029
-
17
17
330
7
243
4. 05
7. 68
-
-
5.
 7
-
5.
 7
4.
 0
4.
 2
-
(0.
 7)
-
3.
 5
0.
 1
0.
 4
-
-
458
458
-
0. 030
0. 030
-
14
14
306
9
300
4. 18
5. 72
-
-
4.
 2
-
4.
 2
4.
 4
4.
 1
-
-
0.
 3
4.
 4
-
-
-
-
2 092
2 092
-
0. 037
0. 037
-
78
78
325
8
221
4. 50
6. 98
-
-
25.
 5
-
25.
 5
18.
 5
17.
 3
-
(0.
 6)
-
16.
 7
0.
 9
0.
 9
1.
 7
(0.
 2)
7.
 0
-
_
Quarter
ended
December
1998
Quarter
ended
September
1998
Year
ended
December
1998
Taung South Shaft
(previously Joel No. 3 shaft)
700
411
-
411
0. 186
-
0. 186
77
-
77
330
40
216
4. 92
5. 42
60.
 06
49.
 58
25.
 2
-
25.
 2
18.
 5
16.
 5
-
-
-
16.
 5
2.
 7
(0.
 7)
797
399
-
399
0. 163
-
0. 163
65
-
65
322
37
224
4. 99
5. 00
60.
 94
61.
 12
21.
 0
-
21.
 0
17.
 9
14.
 6
-
(0.
 1)
-
14.
 5
2.
 6
0.
 8
3 025
1 464
-
1 464
0. 178
-
0. 178
261
-
261
330
42
236
5. 21
4. 79
62.
 54
55.
 54
85.
 9
-
85.
 9
71.
 5
61.
 6
-
(0.
 1)
0.
 2
61.
 7
11.
 6
(1.
 8)
6.
 7
3.
 9
-
-
3.
 9
3.
 1
4.
 0
-
-
4.
 0
14.
 4
24.
 2
-
-
24.
 2

FREE  STATE OPERATIONS

Prepared in accordance with International Accounting Standards
Amortisation basis
OPERATING RESULTS
GOLD
Material treated - tons - 000
Yield - oz/t
Gold produced - ozs (000)
Revenue - $/oz sold
Cash costs - $/ton treated
- $/oz produced
FINANCIAL RESULTS (US$ MILLION)
Gold normal revenue
Accelerated hedge revenue
Total gold revenue
Cost of sales
Cash costs
Retrenchment costs
Rehabilitation costs
Other non-cash costs
Production costs
Amortisation costs
Inventory change
Gold operating profit
Acid loss
Acid sales
Acid cost of sales
Profit from operations
Net capital expenditure
Quarter
ended
December
1998
Quarter
ended
September
1998
Year
ended
December
1998
13918
0. 007
98
330
2
227
34.
 1
-
34.
 1
26.
 2
22.
 4
0.
 1
(0.
 5)
0.
 2
22.
 2
2.
 6
1.
 4
7.
 9
(0.
 4)
1.
 8
2.
 2
14 736
0. 007
105
306
1
209
31.
 0
0.
 2
31.
 2
24.
 9
21.
 9
0.
 1
0.
 3
0.
 1
22.
 4
3.
 0
(0.
 5)
6.
 3
-
1.
 9
1.
 9
55 915
0. 007
394
321
2
235
128.
 5
0.
 7
129.
 2
109.
 2
92.
 7
0.
 7
0.
 5
0.
 9
94.
 8
12.
 1
2.
 3
20.
 0
(0.
 3)
8.
 0
8.
 3
7.
 5
0.
 7
6.
 3
0.
 6
19.
 7
3.
 3

ERGO OPERATIONS

Prepared in accordance with International
Accounting Standards
Amortisation basis
OPERATING RESULTS
GOLD
Area mined - ft
2
 - 000
Tons milled - 000 - reef
- waste
- total
Yield - oz/t - reef
- waste
- average
Gold produced - ozs (000) - reef
- waste
- total
Revenue - $/oz sold
Cash costs - $/ton milled
- $/oz produced
PRODUCTIVITY
oz/employee - target
- actual
ft
2
/employee - target
- actual
FINANCIAL RESULTS (US$ MILLION)
Gold normal revenue
Accelerated hedge revenue
Total gold revenue
Cost of sales
Cash costs
Retrenchment costs
Rehabilitation costs
Other non-cash costs
Production costs
Amortisation costs
Inventory change
Profit from operations
Capital expenditure
- mining direct
- other
- recoupments
Net capital expenditure
Quarter
ended
December
1998
Quarter
ended
September
1998
Year
ended
December
1998
East Mine
861
506
-
506
0. 367
-
0. 367
186
-
186
330
56
154
7. 12
9. 14
45.
 75
42.
 41
66.
 1
-
66.
 1
34.
 7
28.
 6
-
(0.
 2)
0.
 4
28.
 8
2.
 1
3.
 8
872
518
-
518
0. 361
-
0. 361
187
-
187
306
53
145
7. 13
9. 11
45.
 21
42.
 41
57.
 3
0.
 1
57.
 4
28.
 9
27.
 2
-
0.
 4
0.
 2
27.
 8
1.
 8
(0.
 7)
3315
2 034
-
2 034
0. 356
-
0. 356
725
-
725
324
57
159
7. 01
8. 87
43.
 38
40.
 47
238.
 9
0.
 6
239.
 5
127.
 8
115.
 1
0.
 5
0.
 3
0.
 9
116.
 8
8.
 2
2.
 8
31.
 4
0.
 4
0.
 2
-
0.
 6
28.
 5
0.
 3
0.
 1
-
0.
 4
111.
 7
0.
 9
0.
 3
-
1.
 2
Quarter
ended
December
1998
Quarter                                   Year
ended                                ended
September                          December
1998                                  1998
West Mine
506
274
-
274
0. 192
-
0. 192
52
-
52
330
67
349
4. 93
3. 32
48.
 01
32.
 18
19.
 2
0.
 1
19.
 3
20.
 0
18.
 3
-
-
0.
 4
18.
 7
0.
 2
1.
 1
646
                                 2 422
348
                                 1 356
348
                                 1 356
0. 208                                 0. 198
73                                     268
-
73                                     268
306                                     328
52                                      57
250                                     290
4. 79                                  4. 56
4. 59                                  4. 15
46.
 72                                45. 10
39.
 83                                38. 00
22.
 3                                  88. 4
(0.
 1)                                  1. 3
22.
 2                                 89. 7
18.
 4                                  82. 0
18.
 1                                   777
           1 3
0. 2                                  0. 2
 0.
 5
18.
 3                               79. 7
0. 4                                 1. 6
(0.
 3)                               0. 7
(0.
 7)
0.
 8
0.
 3
-
1.
 1
3. 8                                7. 7
0. 3                                1 1
0. 1                               0. 4
-
0.4                                 1.5
34
WEST  WITS  OPERATIONS
-
-
-
-
0. 208                                 0. 198
-
-
-
-

Quarter                Quarter                   Year
ended                  ended                ended
December          September          December
1998                    1998                  1998
South Mine
689                       754
  2 928
471                       479
 1 910
-
471                      479
 1 910
0. 185                  0. 213                   0. 218
-
0. 185                  0. 213                   0. 218
87                    102                       417
-
87                    102                       417
330                     306                      325
55                      53                       56
295                     248                      257
5. 7                 5 5. 73                    5. 27
4. 90                  5. 85                    6. 05
44. 67                43. 38                   41. 01
38. 75                43. 16                   42. 95
31. 4                31. 1                    137. 3
(0.
 1)               0. 1                       0. 4
31. 3               31. 2                   137. 7
28. 8               26. 6                  115. 4
25. 8               25. 3                  107. 3
0. 1                  0. 1                     0. 6
0. 1                     0. 2
(0.
 1)                0. 3                     0. 4
25. 8               25. 8                  108. 5
1. 2                 1. 2                     5. 7
1. 8                (0. 4)                    1. 2
2. 5                 4. 6                   22. 3
5. 4                 4. 9                  21. 1
2. 1                 1. 4                   4. 4
(0.
 1)              (0. 1)                 (0. 3)
7. 4                 6. 2                 25. 2
Quarter                  Quarter                    Year
ended                    ended                 ended
December            September           December
1998                       1998                    1998
Elandsrand
1 356                        1 238                  4 994
590                          571
 2 370
9                              6                      39
599                          577
 2 409
0. 203                      0. 210                 0. 203
0. 011                      0. 012                 0. 008
0. 200                      0. 208                 0. 200
120                         119                     481
-
120                         119                     481
330                         307                     326
46                          45                      47
227                         219                    236
6. 62                      6. 49                  6. 47
6. 36                      6. 31                  6. 25
68. 57                     67. 06                66. 63
72. 01                     65. 23                64. 91
42. 6                      36. 6                155. 8
0.1                        0. 1                   1. 4
42. 7                      36. 7                157. 2
31. 8                      28. 3                125. 7
27. 2                      26. 3                113. 8
0. 1                    1. 3
0. 4                   (1. 0)
0. 5                      (0. 1)                  0. 6
27. 7                       26. 7               114. 7
1. 8                        1. 7                  8. 3
2. 3                       (0. 1)                 2. 7
10. 9                        8. 4                  31. 5
5. 0                       4. 4                  16. 1
0. 9                        0. 1                   1. 5
(0.
 1)                  (0. 1)
5. 9                      4. 4                   17. 5
Quarter                     Quarter                Year
ended                       ended             ended
December               September        December
1998                        1998                1998
Deelkraal
419                            485
 1 894
250                            288
 1 124
68                             53                 222
318                            341
 1 346
0. 187                         0. 176             0. 196
0. 019                         0. 024             0. 028
0. 151                         0. 152             0. 168
47                             50                 220
1                              1                    6
48                              51                226
335                             311                334
49                              42                  48
321                             274                284
4. 50                          4. 84               4. 62
4. 06                          4. 21              4. 46
38. 10                         39. 72            37. 89
35. 41                         39. 29            37. 24
17. 2                         16. 1              76. 0
0. 2                          0. 3                2. 4
17. 4                         16. 4              78. 4
18. 5                         16. 2              75. 5
15. 4                         14. 2              64. 2
0. 3                          0. 2               2. 4
0. 1                          0. 3              (0. 3)
0. 2                          0. 1               0. 5
16. 0                         14. 8              66. 8
1. 5                         1. 4                7. 5
1. 0                              -                1. 2
(1.
 1)                       0. 2                 2. 9
0. 8                        0. 4                    2. 3
0. 2
-
0. 8                      0. 4                    2. 5
35
WEST  WITS  OPERATIONS
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-

Prepared in accordance with International
Accounting Standards.
Amortisation basis
OPERATING RESULTS
GOLD
Tons mined - 000
Volume  mined (bcy) - 000
Stripping ratio - t(mined-treated)
/t treated
Tons treated - 000
Milled head grade - oz/t
Metallurgical recovery - %
Gold produced - ozs (000)
Revenue - $/oz sold
Cash costs             - $/oz produced
PRODUCTIVITY
oz/employee - actual
FINANCIAL RESULTS (US$ MILLION)
Gold revenue
Cost       of       sales
Cash costs
Rehabilitation  costs
Other  non-cash  costs
Production  costs
Amortisation       costs
Inventory  change
Profit  from       operations
Capital       expenditure
NOTE: The financial results for Sadiola have been equity accounted and the detail above is given for information only.
Quarter
ended
December
1998
Quarter
ended
September
1998
Year
ended
December
1998
Navachab
Attributable 70%
1 069
469
2. 74
285
0. 046
89.
 62
11. 77
298
239
17. 52
3. 4
3.
 2
2.
 8
-
0.
 1
2.
 9
0.
 3
-
0.
 2
-
1 158
505
3. 19
277
0. 043
89. 62
10. 71
308
249
14.
 53
3.
 2
2.
 9
2.
 7
0.
 1
(0.
 1)
2.
 7
0.
 2
-
0.
 3
0.
 1
3 991
1 740
2. 69
1 081
0. 043
90. 74
41. 73
307
270
15. 14
12. 8
12. 7
11. 3
0. 1
0. 1
11. 5
1. 2
-
0. 1
0. 4
Quarter
ended
December
1998
Quarter
ended
September
1998
Year
ended
December
1998
Sadiola
Attributable 38%
1 364
861
1. 46
556
0. 095
95.
 94
50.
 38
326
99
90.
 01
16.
 4
9.
 0
4.
 9
-
1.
 0
5.
 9
3.
 0
0.
 1
7.
 4
0.
 6
878
510
0. 76
498
0. 096
96. 40
46. 14
300
109
79. 64
14. 4
9. 0
5. 1
-
0. 6
5. 7
3. 0
0. 3
5. 4
0. 5
4 306
2 697
1. 08
2 075
0. 096
96. 40
192. 36
314
104
82. 69
60. 3
35. 2
19. 9
-
3. 5
23. 4
11. 7
0. 1
25. 1
2.
 0

INTERNATIONAL  OPERATIONS

Prepared in accordance with International Accounting Standards.
Amortisation basis
OPERATING RESULTS
GOLD
Area mined - ft
2
 - 000
Tons milled - 000 - reef
- waste
- total
Yield - oz/t - reef
- waste
- average
Gold produced - ozs (000)- reef
- waste
- total
Revenue - $/oz sold
Cash costs - $/ton treated
- $/oz produced
PRODUCTIVITY
oz/employee - target
- actual
ft
2
/employee - target
- actual
FINANCIAL RESULTS (US$ MILLION)
Gold normal revenue
Accelerated hedge revenue
Total gold revenue
Cost of sales
Cash costs
Retrenchment costs
Rehabilitation costs
Other non-cash costs
Production costs
Amortisation costs
Inventory change
Profit from operations
Capital expenditure
- mining direct
- other
- recoupments
Net capital expenditure
NOTE: The financial results for Driefontein have been equity accounted and the detail above is given for information only.
Quarter                  Quarter
ended                   ended
December           September
1998                    1998
Driefontein
Attributable 21.5%
431                      419
271                      266
60                       52
331                     318
0. 312                 0. 284
0. 083                0. 078
0. 271                0. 250
84                     75
5                      4
89                     79
293                   289
50                    46
185                  184
7. 08                6. 78
6. 69                5. 82
35.
 20             33. 37
32.
 40             31. 22
26.
 3                23. 0
-
26.
 3                23. 0
18.
 9                17. 3
16.
 6                14. 6
0. 2                  0. 1
0. 1                  0. 1
0. 5                  0. 4
17.
 4               15. 2
1. 2                 1. 2
0. 3                  0. 9
7. 4                 5. 7
4. 3                 2. 8
0. 1                0. 9
-
4. 4                 3. 7

Year
ended
December
1998

1 776
1 086
158
1 244
0. 285
0. 082
0. 259
309
13
322
293
55
213
7. 08
6. 33
35.
 09
31.
 97
94.
 5
-
94.
 5
83.
 9
68.
 5
4.
 2
0.
 4
1.
 9
75.
 0
5.
 3
3.
 6
10.
 6
17.
 9
1.
 0
-
18.
 9

37
ASSOCIATE
-
-

Shaft Sinking (feet)
Quarter ended
December
1998
Quarter ended
September
1998
Year ended
December
1998
MOAB KHOTSONG MINE
Main shaft
Depth to date (below collar)
Rock/ventilation sub-vertical shaft
Advance
Depth to date
Station cutting
Man/material sub-vertical shaft
Depth to date
7 821
46
2 645
1 028
266
7 805
7
2 599
35
266
7 821
384
2 645
1 801
266
TSHEPONG SOUTH
(previously Freegold 4)
Advance
Depth to date
7 733
184
7 733
630
7 733
TAUNG NORTH SHAFT
(previously Joel No. 1 shaft)
Advance
Depth to date (below collar)
796
3 289
842
2 499
2 356
3 289
WEST WITS OPERATIONS
South Sub Shaft 1
Advance
Depth to date (below collar)
South Sub Shaft 2
Advance
Depth to date (below collar)
South Sub Shaft Vent Shaft
Advance
Depth to date (below collar)
244
3 342
3 977
2 457
56
3 097
3 977
2 457
326
3 342
187
3 977
2 457

SHAFT SINKING

Development values re present actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Imperial
Quarter ended December 1998
Advance
Sampled
VAAL RIVER OPERATIONS
Great Noligwa Mine
Vaal reef
"C" reef
Kopanang Mine
Vaal reef
"C" reef
Tau Lekoa Mine
Ventersdorp Contact reef
Moab Khotsong Mine
Vaal reef
FREE STATE OPERATIONS
Bambanani Mine
Basal reef
Leader reef
Tshepong Mine
Basal reef
"B" reef
Matjhabeng Mine
Basal reef
Pyrite reef
"A" reef
Taung South Shaft
(previously Joel No. 3 shaft)
Beatrix VS 5 Composite reef
WEST WITS OPERATIONS
East Mine
Ventersdorp Contact reef
Carbon Leader reef
West Mine
Ventersdorp Contact reef
Carbon Leader reef
South Mine
Ventersdorp Contact reef
Elandsrand
Ventersdorp Contact reef
Deelkraal
Ventersdorp Contact reef (plus footwall
bands)
feet
19 806
4 293
34 333
375
24 144
3 665
12 398
_
16 467
479
6 808
997
9 205
64
14 348
2 322
2 935
23 273
21 359
5 840
feet
1 365
1 089
4 318
26
5 840
_
1 194
_
1 391
_
801
79
3 070
_
_
1 772
3 425
453
channel                       gold                             uranium
width           oz/t            ft. oz/t             Ib/t             ft.             lb/t
inches
25.67           1.17              2.45           3.63                        7.62
3.60           2.29               0.67          4.39                        1.29
5.39           3.17               1.39          8.14                        3.58
7.09           0.20               0.12          2.77                       1. 60
 52.
20          0.20               0.85          0.20                        0.87
_
27.
 60           0.35               0.81         0.13                         0.30
_
7.30            2.00               1.22         4.02                        2.44
_
9.68             1.27              1.03          1.42                       1.14
35.70             0.22               0.65         0.62                        1.83
27.
 70             0.40               0.92
29.
 80                 0.58              1.44
15.
 56                0.61               0.79
40.
 78                0.29               0.98
39
DEVELOPMENT
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:  17 JULY 2003
By:    /s/ C R BULL

_

Name:  C R Bull
Title:     Company Secretary